UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
Specialized Disclosure Report

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SYNNEX CORPORATION
(Exact name of registrant as specified in its charter)

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Delaware	001-31892	94-2703333
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

44201 Nobel Drive Fremont, California	94538
(Address of principal executive offices)	(Zip Code)

Simon Y. Leung
Senior Vice President, General Counsel and Secretary
(510) 656-3333
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

 Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
The disclosures required by this item are contained in our Conflict Minerals Report filed as Exhibit 1.01 hereto and which is publicly available at http://ir.synnex.com/sec.cfm. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report. We have filed a Conflict Minerals Report because, for 2015, the data center servers and storage products that we manufactured had necessary conflict minerals of undetermined origin.

Item 1.02	Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SYNNEX CORPORATION

By: /s/ Simon Y. Leung	May 31, 2016
Simon Y. Leung Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.